FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 18, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc ("NatWest Group")

18 March 2024

Notice of 2024 Annual General Meeting and Form of Proxy

The Annual General Meeting ("AGM") of NatWest Group will be held at Gogarburn, Edinburgh, EH12 1HQ at 11.00 a.m. on Tuesday 23 April 2024.

The Notice of Meeting, contained within the Letter to Shareholders, and Form of Proxy will be mailed or made available to shareholders shortly, together with the 2023 Strategic Report or the 2023 Annual Report and Accounts, as appropriate.  The 2023 Strategic Report and the 2023 Annual Report and Accounts are available to view online at investors.natwestgroup.com/annual-report. The Notice of Meeting will be available to view at natwestgroup.com/agm.

Copies of the above documents will also be submitted to the National Storage Mechanism today and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Shareholders will be able to attend the 2024 AGM in person and are also being invited to attend a live Virtual Shareholder Event ("Virtual Event"), which will be held at 6.00 p.m. on 15 April 2024. By holding the Virtual Event as well as the physical AGM we are providing shareholders with the opportunity to engage with our current Chair Designate, Rick Haythornthwaite, who is due to be appointed as Chair on 15 April 2024, and our CEO, Paul Thwaite and ask questions prior to voting on the business of the AGM.

Shareholders attending the AGM will, as usual, be able to ask questions related to the business of the AGM either at or in advance of the Q&A session, which will precede the formal voting process. Shareholders attending the Virtual Event can also submit questions before or during the event.

Further details on the AGM and the Virtual Event, including how to ask questions at each event, can be found on pages 12 and 13 of the Letter to Shareholders. Any shareholders unable to join the AGM or Virtual Event will be able to access recordings of both events at natwestgroup.com/agm.

The webpage will also display answers to shareholder questions on key themes from the Virtual Event as soon as is practically possible following the event. Please note that shareholders who submit questions will be deemed to consent to their names being mentioned while their questions are addressed at the AGM or Virtual Event.

Shareholders can ensure their votes are counted at the AGM by submitting their proxies, either online or by post, so that they are received by the proxy voting deadline of 11.00 a.m. on 19 April 2024, or if attending the AGM, by voting at the meeting.

Business of the AGM

In addition to the routine AGM business, the following resolutions are being proposed:

Equity Convertible Notes ("ECN") authority
In line with the authorities approved by shareholders in 2023, which will expire on the earlier of the conclusion of our 2024 AGM or at the close of business on 30 June 2024, two resolutions are being proposed in order to renew authorities that will allow ordinary shares and equity securities to be allotted in connection with the issue of ECNs: the first an ordinary resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares up to an aggregate nominal amount of £1.5 billion; and the other a special resolution empowering the Directors to allot equity securities on a non pre-emptive basis up to an aggregate nominal amount of £1.5 billion. If the proposed £1.5 billion authority is approved by shareholders, and subject to market conditions, the Company plans to issue up to £1 billion principal amount of ECNs in 2024.

If approved, these two resolutions will provide NatWest Group with flexibility to manage its capital through the issue of loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued ordinary shares in the Company upon the occurrence of certain events (for example, NatWest Group's capital ratios falling below a specified level), diluting existing holdings of ordinary shares.

Authority to purchase own shares
In line with the authority approved by shareholders in 2023, which will expire on the earlier of the conclusion of our 2024 AGM or at the close of business on 30 June 2024, a resolution is being proposed as a special resolution that will, if approved, grant NatWest Group authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued ordinary share capital.

The Directors consider it may, in certain circumstances, be in the best interests of shareholders for NatWest Group to purchase its own shares and the Directors will only make purchases where, in the light of market conditions prevailing at the time, they consider this to be the case. NatWest Group will also require regulatory approval by the Prudential Regulation Authority for any purchase of NatWest Group ordinary shares.

Amendments to directed buyback contract with HM Treasury and renewal of directed buyback authority

A special resolution is being proposed that will authorise NatWest Group to amend the directed buyback contract between NatWest Group and HM Treasury dated 7 February 2019 (the "Directed Buyback Contract"), to account for certain changes in anticipation of the Financial Conduct Authority's proposed reforms to the Listing Rules relating to related party transactions, together with certain other administrative amendments and updates (the "Amended Directed Buyback Contract"). The Notice of Meeting will contain further details on these changes and the Directed Buyback Contract, the Amended Directed Buyback Contract, together with a comparison of the two, will be available to view at natwestgroup.com/agm

In line with the authority approved by shareholders in 2023, which will expire on the earlier of the conclusion of our 2024 AGM or at the close of business on 30 June 2024, a special resolution is being proposed to renew the authority granted to the Directors to make off-market purchases of NatWest Group ordinary shares from HM Treasury.

The Directed Buyback Contract currently in place is limited to making such off-market purchases up to a maximum of 4.99% of NatWest Group's issued ordinary share capital from HM Treasury in any 12 month period. If the Amended Directed Buyback Contract is approved and entered into, this will permit purchases up to a maximum of 15% of NatWest Group's issued ordinary share capital from HM Treasury in any 12 month period, so long as no additional shareholder approval would be required under the Listing Rules.

If approved, these resolutions, to make off market purchases of NatWest Group ordinary shares from HM Treasury together with the separate authority for NatWest Group to make on-market purchase its own ordinary shares, will provide the Board with flexibility to consider share buybacks.

For the avoidance of doubt, the approval of the special resolution to make off-market purchases of NatWest Group ordinary shares is not conditional on the approval of the special resolution to authorise NatWest Group to amend the Directed Buyback Contract.

Authority to purchase preference shares
A special resolution is being proposed that will authorise NatWest Group to make off-market purchases of the following issuances of securities:

(a) £242,454 5.5 per cent. Cumulative Preference Shares of £1.00; and
(b) £240,686 11.00 per cent. Cumulative Preference Shares of £1.00.

Having authority to buy back such preferences shares may provide NatWest Group with additional flexibility in the management of its capital base, taking into account other investment opportunities, including the ability to replace the preference shares with other forms of securities. The Directors intend to keep under review the potential to buy back any or all of the preference shares. The resolution specifies the maximum prices at which the preference shares may be purchased.

The Board recommends that shareholders vote in favour of all resolutions.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 18 March 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary